UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-32426

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

WEX Inc. Employee Savings Plan

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

WEX Inc

97 Darling Avenue

South Portland, ME 04106

REQUIRED INFORMATION

The WEX Inc. Employee Savings Plan (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the fiscal year ended December 31, 2012 and supplemental schedule, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEX Inc. Employee Savings Plan

Date: June 28, 2013	By	/s/ Hilary Rapkin Hilary Rapkin Benefits Committee Member

Date: June 28, 2013	By	/s/ Steven Elder Steven Elder Benefits Committee Member

Date: June 28, 2013	By	/s/ Frank Shambarger Frank Shambarger Benefits Committee Member

APPENDIX 1

WEX INC.

EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2012 AND 2011

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2012

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2012

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

WEX Inc.

Employee Savings Plan

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits - December 31, 2012 and 2011	2

Statement of Changes in Net Assets Available for Benefits - For the Year Ended December 31, 2012	3

Notes to Financial Statements as of December 31, 2012 and 2011, and for the Year Ended December 31, 2012	4-10

Supplemental Schedule -

Form 5500- Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012	12

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

WEX Inc. Employee Savings Plan

South Portland, Maine

We have audited the accompanying statements of net assets available for benefits of WEX Inc. Employee Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

June 28, 2013

WEX Inc.

Employee Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets:
Participant–directed investments – at fair value	$51,320,644	$42,236,598

Receivables:
Notes receivable from participants	813,471	914,253
Due from Fleet One 401(k) Retirement Plan (Note 1)	2,728,455	—
Accrued investment income	923	922

Total receivables	3,542,849	915,175

Net assets reflecting all investments at fair value	54,863,493	43,151,773

Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(135,705)	(111,639)

Net assets available for benefits	$54,727,788	$43,040,134

See notes to financial statements.

WEX Inc.

Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2012

Contributions:
Participant contributions	$3,732,493
Employer matching contributions	2,230,698
Rollover contributions	389,184

Total contributions	6,352,375

Investment income:
Net appreciation in fair value of investments	4,384,394
Dividends and interest	1,529,903

Net investment activity	5,914,297

Interest earned on notes receivable from participants	36,190

Total additions	12,302,862

Deductions:

Benefits paid to participants	3,251,309
Administrative expenses	92,354

Total deductions	3,343,663

Net increase in net assets before transfers	8,959,199

Due from Fleet One 401(k) Retirement Plan	2,728,455

Net increase in net assets	11,687,654

Net assets available for benefits:
Beginning of year	43,040,134

End of year	$54,727,788

See notes to financial statements.

WEX Inc.

Employee Savings Plan

Notes to Financial Statements

1.	DESCRIPTION OF THE PLAN

The following description of the WEX Inc. Employee Savings Plan (the “Plan” and formerly named the “Wright Express Corporation Employee Savings Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more information.

General

The Plan is a defined contribution plan established on February 23, 2005, by WEX Inc. (the “Company”) (formerly, “Wright Express Corporation”) under the provisions of Section 401(a) of the Internal Revenue Code (the “Code”) and includes a qualified cash or deferred arrangement. The portion of the Plan benefitting employees who have completed one year of service is intended to satisfy the safe harbor requirements of Sections 401(k)(12) and 401(m)(11) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan Administrator is the Benefits Committee as designated by the Company’s Board of Directors. Bank of America Merrill Lynch is the recordkeeper of the Plan and Bank of America N.A. (“BANA”) is the trustee of the Plan.

During 2012, the Company acquired FleetOne Holdings LLC (“Fleet One”) which, as of the date of the acquisition, had its own employee savings plan, the Fleet One 401(k) Retirement Plan (“Fleet One Plan”). As of December 31, 2012, the Fleet One Plan was merged with the Plan, and the Plan recorded a receivable for the amount of net assets available for benefits it expected to receive from the Fleet One Plan. Subsequent to year end, net assets available for benefits totaling $2,787,455 were received by the Plan on January 15, 2013, in a transfer from the Fleet One Plan. On January 1, 2013, Fleet One employees became eligible to participate in the Plan.

Eligibility

Each employee of the Company and its eligible subsidiaries who, as of the date immediately prior to February 23, 2005, was eligible to participate in a qualified defined contribution plan of Cendant Corporation, the Company’s former parent company, became a participant on the later of (i) February 23, 2005, or (ii) the date such employee ceased participation in such other qualified defined contribution plan. Each other employee of the Company and its eligible subsidiaries who has attained the age of eighteen (18) is eligible to participate in the Plan.

Contributions

Each year, participants may contribute up to 20 percent (75 percent, effective January 1, 2013) of their pretax annual compensation, as defined in the Plan, subject to limitations stipulated by the Code. After one year of service, participants’ contributions to the Plan are matched by the Company, up to 6 percent of the participant’s eligible compensation. Participants who are at least 50 years of age may make an additional contribution, subject to limitations stipulated by the Code. Participants may also contribute amounts representing eligible rollover distributions from other types of eligible retirement plans.

Participant Accounts

An individual account is maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and allocations of Plan earnings, and charged with participant withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Participants direct the investment of their contributions and the Company matching contributions made on their behalf into various investment options offered by the Plan. As of December 31, 2012, the Plan offers several open-end mutual funds, the WEX Inc. Common Stock Fund, one money market fund and two common collective trust funds as investment options for participants.

One of the common collective trust funds - the Wells Fargo Stable Return Fund (the “Stable Value Fund”) – is intended to guarantee a certain return to participants who choose it as an investment option. The Stable Value Fund has a variety of conditions that the Plan must adhere to in order to guarantee contract value. The following events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

•	Any communication given to Plan participants designed to influence a participant not to invest in the Stable Value Fund or to transfer assets out of the Stable Value Fund.

WEX Inc.

Employee Savings Plan

Notes to Financial Statements

•	Any transfer of assets from the Stable Value Fund directly into a competing investment option.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Complete or partial termination of the Plan or its merger with another plan.

Plan management believes (1) that the December 31, 2012, merger of the Fleet One Plan into the Plan would not cause the Stable Value Fund to transact at less than contract value, and (2) that the occurrence of other events that would cause the Stable Value Fund to transact at less than contract value is not probable.

The Stable Value Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrapper contract is an agreement by another party, such as a bank or insurance company to make payments to the Stable Value Fund in certain circumstances in order to maintain the contract value of the fund. The performance of the other party is not guaranteed – it is dependent on the absence of certain events occurring.

Vesting

Participants have full and immediate vesting rights in their contributions and Company matching contributions, investment earnings and other amounts allocated to their accounts at all times.

Notes Receivables from Participants

Participants may borrow against their Plan accounts up to the maximum of $50,000 or 50 percent of their account balances, whichever is less. The term of the loan may not exceed five years, unless for the purchase of a principal residence, in which case the term of the loan may not exceed fifteen years. The interest rate for a loan requested in any month will be equal to the prime rate as listed on the last business day of the preceding month in the Wall Street Journal plus 1%. Principal and interest are paid ratably through payroll deductions. If a participant’s employment terminates for any reason, the loan will become immediately due and payable and must be paid by the end of the calendar quarter following the calendar quarter in which the date of termination occurs. The interest rates on loans outstanding at December 31, 2012, range from 4.25 percent to 8.25 percent.

Benefit Payments

Participants are eligible to receive benefit payments upon termination, retirement or death equal to the vested balance of the participant’s account. If the participant’s fund balance is at least $5000, the participant may elect either, to receive (i) a lump sum distribution of the participant’s account balance; (ii) payment in installments over a period permissible under the Code; or (iii) leave the funds in the Plan for later distribution. Distributions from all investment options are made in cash, provided participants may elect that distribution of the portion of their account which is invested in the WEX Inc. Common Stock Fund be made, in whole or in part, in whole shares of common stock of the Company.

The Plan also provides for in-service withdrawals for active employees under certain circumstances. Hardship withdrawals are permitted in accordance with IRS regulations.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the
United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

WEX Inc.

Employee Savings Plan

Notes to Financial Statements

Risks and Uncertainties

The Plan holds various investment securities, including mutual funds, common stock and common collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The Stable Value Fund is stated at fair value and then adjusted to contract value as described below. Fair value of the Stable Value Fund is the reported net asset value per share as a practical expedient, and contract value is principal plus accrued interest (see Note 3. Fair Value).

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus credited earnings, less participant withdrawals.

In accordance with GAAP, the Stable Value Fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

The Stable Value Fund also imposes certain restrictions on the Plan, and the Stable Value Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described above. The Stable Value Fund invests principally in investment contracts, including traditional guaranteed investment contracts and security-backed contracts issued by insurance companies and other financial institutions.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Management fees and operating expenses related to investments in the mutual funds and common collective trust funds are charged directly to the mutual funds and common collective trust and deducted from income earned on a daily basis by such investments and are not separately reported in the accompanying financial statements.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document. There were no such distributions in the current year.

Payment of Benefits

Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid at December 31, 2012, and December 31, 2011.

Recent Accounting Standards

ASU No. 2011-04 - The financial statements reflect the prospective adoption of FASB ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820 as of the beginning of the year ended December 31, 2012, (Note 3). ASU 2011-04 is effective for financial statements issued for fiscal years beginning after December 15, 2011, and expands certain disclosures about fair value measurement. The ASU requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The effect of the adoption did not have a material impact on net assets available for benefits as of December 31, 2012, or changes in net assets available for benefits for the year then ended.

WEX Inc.

Employee Savings Plan

Notes to Financial Statements

3.	FAIR VALUE

The Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize transfers between levels at the beginning of the reporting period.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2012 and 2011.

		Fair Value Measurements at December 31, 2012 Using
	Total December 31, 2012	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:

Common Stock – WEX Inc.	$1,478,583	$1,478,583	$—	$—

Common Collective Trusts
Equity/Stock Fund	2,804,283	—	2,804,283	—
Money Market Fund (Stable Value)	4,811,687	—	4,811,687	—

Mutual Funds
Equity/Stock Funds	31,952,654	31,952,654	—	—
Bond/Fixed Income Funds	8,664,971	8,664,971	—	—
Allocation Fund	1,587,851	1,587,851	—	—

Money Market Funds (cash equivalent)	20,615	20,615	—	—

Total	$51,320,644	$43,704,674	$7,615,970	$—

		Fair Value Measurements at December 31, 2011 Using
	Total December 31, 2011	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Common Stock – WEX Inc. (formerly Wright Express Corporation)	$1,179,747	$1,179,747	$—	$—
Common Collective Trusts
Equity/Stock Fund	2,241,903	—	2,241,903	—
Money Market Fund (Stable Value)	4,402,351	—	4,402,351	—
Mutual Funds
Equity/Stock Funds	26,077,582	26,077,582	—	—
Bond/Fixed Income Funds	6,925,917	6,925,917	—	—
Allocation Fund	1,409,098	1,409,098	—	—

Total	$42,236,598	$35,592,344	$6,644,254	$—

WEX Inc.

Employee Savings Plan

Notes to Financial Statements

Although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

For the year ended December 31, 2012, there were no transfers in or out of Levels 1, 2 or 3.

The following tables summarize the Plan’s investments reported at net asset value per share (or its equivalent) as a practical expedient at December 31, 2012 and 2011.

	Fair Value Estimate Using Net Asset Value per Share December 31, 2012
	Fair Value *	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Northern Trust S&P 500 NL CL N (a)	$2,804,283	$—	N/A	N/A	1 day
Wells Fargo Stable Return Fund C (b)	4,811,687	—	N/A	N/A	1 day

Total	$7,615,970	$—

	Fair Value Estimate Using Net Asset Value per Share December 31, 2011
	Fair Value *	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
ML Equity Index Trust XIII (a)	$2,241,903	$—	N/A	N/A	1 day
Wells Fargo Stable Return Fund C (b)	4,402,351	—	N/A	N/A	1 day

Total	$6,644,254	$—

*	The fair values of the investments have been estimated using the net asset value of the investment.
(a)	Equity index fund strategies seek to replicate the movements of an index of a specific financial market, such as the Standard & Poor’s (S&P) 500 Index, regardless of market conditions.
(b)	Stable return fund’s principal objective is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Common Stocks — Valued at the closing price reported on the principal market on which the individual securities are traded.

Mutual Funds — Valued at the net asset value as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded

Stable Value Fund — Valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.

Collective Trust Fund — Valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment

WEX Inc.

Employee Savings Plan

Notes to Financial Statements

for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

4.	INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2012 and 2011:

	2012	2011
Wells Fargo Stable Return Fund C (Money Market)	$4,811,687	$4,402,351
Merrill Lynch Equity Index Trust XIII (Equity/Stock)	$—	$2,241,903
Northern Trust S&P 500 NL CL N (Equity/Stock)	$2,804,283	$—
Perkins Mid Cap Value Fund A (Equity/Stock)	$2,804,666	$2,172,655
Mainstay Large Cap Growth Fund (Equity/Stock)	$6,010,721	$5,021,330
American Europacific Growth R4 (Equity/Stock)	$6,511,940	$5,043,745
Victory Small Company Opportunity A (Equity/Stock)	$3,345,016	$3,063,988
Davis New York Venture Fund (Equity/Stock)	$4,450,669	$3,775,840
PIMCO Total Return Fund A (Bond/Fixed Income)	$7,468,670	$6,032,259

During the year ended December 31, 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual Funds:
Equity/Stock Funds	$3,632,530
Bond/Fixed Income Funds	259,834
Allocation Fund	76,460

WEX Inc. Common Stock Fund	415,570

$4,384,394

5.	INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 8, 2010, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTION

During 2012, and in prior years, certain Plan investments were shares of mutual funds that were managed by Bank of America, N.A. Bank of America N.A. is the trustee as defined by the Plan and these transactions qualify as exempt party-in-interest transactions. Management fees paid for investment management services are charged directly to the mutual funds, and are reflected as a reduction of the return earned on each fund.

The Plan held 19,617.7 shares of common stock of the Company with a cost basis of $1,123,155 as of December 31, 2012, and held 21,744.5 shares of common stock of the Company with a cost basis of $1,020,149 as of December 31, 2011. The Company is the sponsoring employer. During the year ended December 31, 2012, no dividends were earned by the Plan related to Company stock.

WEX Inc.

Employee Savings Plan

Notes to Financial Statements

7.	ADMINISTRATIVE EXPENSES

Reasonable administrative expenses of the Plan are paid from the Plan, unless paid by the Company. The expenses paid for directly by the Plan in 2012 totaled $92,354.

8.	PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the net assets of the Plan are set aside, first, for payment of all Plan expenses and, second, for distribution to the participants, based upon the balances in their individual accounts.

*******************************

SUPPLEMENTAL SCHEDULE

WEX Inc.

Employee Savings Plan

Form 5500 - Schedule H, Part IV,

Plan 201729, EIN 01-0526993,

Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2012

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of Investment	(d) Cost	(e) Current Value
	PIMCO	Total Return Fund A	**	$7,468,670
	Oakmark	Equity and Income Fund I	**	1,587,851
	Perkins	Mid Cap Value Fund A	**	2,804,666
	Goldman Sachs	Large Cap Value	**	1,270,978
	Goldman Sachs	Growth Opportunity Fund	**	2,144,426
	Principal	High Yield Fund	**	1,196,301
	Davis	New York Venture Fund	**	4,450,669
	Victory	Small Company Opportunity A	**	3,345,016
	American Funds	Europacific Growth R4	**	6,511,940
	Mainstay	Large Cap Growth Fund	**	6,010,721
	Jennison	Small Company Fund A	**	1,528,927
	Oppenheimer	Developing Markets Fund A	**	2,350,242
	DWS	RREEF Real Estate Fund A	**	1,535,069

	Total mutual funds			42,205,476

	Wells Fargo	Stable Return Fund C	**	4,811,687
	Northern Trust Global Investments	Northern Trust S&P 500 NL CL N	**	2,804,283

	Total collective fund trusts			7,615,970

*	WEX Inc.	WEX Inc. Common Stock Fund	**	1,478,583
	Retirement Reserves	Money Market Funds		20,615

*	Various participants	Notes receivable from Participants - maturing at various dates through November 2027 at interest rates of 4.25% - 8.25%	**	813,471
	Adjustment from fair value to contract value for fully benefit-responsive stable value fund			(135,705)

	Investments per Form 5500			$51,998,410

*	Party-in-interest
**	Cost information is not required for participant-directed investments and therefore is not included.